

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2020

Frank Ng
Chief Executive Officer
Allied Esports Entertainment, Inc.
17877 Von Karman Avenue, Suite 300
Irvine, California 92614

   Re: Allied Esports Entertainment, Inc.
     Registration Statement on Form S-1
     Filed July 1, 2020
     File No. 333-239584

Dear Mr. Ng:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at (202) 551-3314 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Brad Pederson, Esq.